Exhibit 99.1

ASX Release

SYDNEY, 7 October 2016, ASX: MKB

BOARD CHANGES AND FURTHER STRONG GROWTH IN REC*IT

Highlights

☐     Mal James & Jim Ross appointed to the MOKO board

☐     REC*IT exceeds 889,000 total first launches

MOKO Social Media Limited (MOKO) is pleased to announce the appointment of experienced public company Director Malcolm (Mal) James as Non-Executive Chairman and US sports industry leader James (Jim) Ross as a Non-Executive Director, effective 7 October 2016.

Mr. James replaces Greg McCann who is retiring as Chairman also effective today. Mr. McCann joined the board in April 2007 and as Chairman has guided the company’s IPO and listing on the ASX, and its entry into the US market.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 Arlington VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

MOKO CEO Shripal Shah said that he has appreciated the support from Mr. McCann and thanked him for his nine years of service to MOKO. ‘Greg has been a steadying influence and has provided me with sound advice. I will miss his contribution.”

Mr. James is a highly experienced public company Non-Executive Chairman and currently is Non-Executive Chairman of Algae.Tec Ltd and Anova Metals Ltd and a Non-Executive Director of Vimy Resources Ltd.

Mr. Ross has extensive experience in sports management at senior levels in the US with a strong focus on driving sales and revenue growth through innovative management across a range of marketing channels.

Mr. Ross has held senior positions with teams in the NFL (National Football League) and the MLB (Major League Baseball) as well as leading roles at sports entertainment companies, and key experience across national and international events.

MOKO chairman Greg McCann said “We are delighted to welcome both Mal and Jim to the board of MOKO Social Media. Mal is an experienced public company Chairman and Jim’s extensive experience in US sports marketing and proven record in driving increased revenues, is highly valued. We look forward to their guidance and leadership as MOKO enters the next stage of its growth. We believe their experience and networks will be a great asset in the current review of strategic options for the future of the company, a process in which advisor District Capital Partners is assisting.”

MOKO today also reported further strong growth in take-up of its leading REC*IT app, into the new US academic year (2016-17) with over 889,000 total first launches for REC*IT as of 6th October 2016.1 In the period from the 1st of August 2016 until the 30th of September 2016 REC*IT has achieved the following:

-	154,000 + First Launches – demonstrating a 43% increase from the same period last year

1 Source: Adobe Analytics

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-	241,000 + Unique Visitors –demonstrating a 65% increase from the same period last year

-	13 screens viewed per session – demonstrating a 33% increase from the same period last year[2]

MOKO CEO Shripal Shah said: “The ongoing strong take-up of REC*IT confirms our product is widely engaging the US student market.

“Our aim now is to leverage our leading position to drive sales and revenue growth. The appointment of Mal and Jim is perfectly timed to help us take our business to the next level. Their experience and network will assist us in forging new brand partnerships.”

Experience and Expertise of New Non-Executive Directors:

Mal James

Mr. James has over 30 years experience in finance, project development and public company management. During this period he has worked in several countries and been involved in over $2.5 billion in capital and debt raisings. He is currently the principal of MRJ Advisors, a boutique investment, advisory and project development organisation with offices in Perth and New York, and is the Non-Executive Chairman of Anova Minerals Ltd and Algae.Tec Ltd and Non-Executive Director of Vimy Resources Ltd and Squadron Resources Pty Ltd. Mr. James is well known for his philanthropic work in Australia and overseas and was the inaugural CEO of the Australian Employment Covenant, an organisation set up to promote long term employment for Indigenous Australians.

Jim Ross

Mr. Ross is currently General Manager, League and Team Marketing for FanDuel, the world’s largest daily fantasy sports company. At FanDuel he has developed and managed the online company’s key partnerships with NBA and NFL teams and provided expertise and guidance during a period of unprecedented growth.

Prior to FanDuel, Mr. Ross served as Executive Vice President, Business Operations and Strategy for Palace Sports and Entertainment overseeing the corporate sales, premium seating and suite sales, data and analytics and business strategy departments.

Previously, he served in senior roles at the New York Yankees and Cleveland Browns where he was involved in the landmark stadium naming rights deal~~s~~ as well as being responsible for significant sales, marketing and revenue generating activities.

Mr. Ross also held senior level positions at the Miami Dolphins and Dolphin Stadium; the Florida Marlins and the New York Mets.

Mr. Ross holds a B.S. in Journalism (Public Relations) from the University of Colorado and also attended the Sports Management Institute Executive Program in 1991.

He has sat on the board of the Genetic Disease Foundation since 2013 and Make-A-Wish MI since 2015.

Remuneration:

Subject to shareholder approval at the next general meeting, the Company has agreed to issue each of Mr. James and Mr. Ross 25,000,000 options over ordinary shares with an exercise price of $0.0125 and an expiry date of 30 June 2019.

2 Source: Adobe Analytics

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For more information contact:

Emma Waldon: emma.waldon@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO provides innovative apps and content for US college and high school sports communities to engage and interact. With a presence at over 1,250 colleges and more than 3,400 high schools, MOKO occupies a market-leading position in sports management and recreation center administration. MOKO accesses the market through exclusive agreements with the largest student sports data providers in the US.

MOKO’s products include the award-winning college sports management app REC*IT, campus fitness app REC*IT FITNESS, custom “white label” rec center app REC*IT Plus and high school sports management app BigTeams powered by REC*IT. MOKO is continually updating and enhancing its products to meet the needs of the student sport community.

The US student market is highly desired by advertisers and MOKO’s revenue strategy combines subscriptions, advertising, partnerships and promotion.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward--Looking Statements

This press release contains information that may constitute forward--looking statements and uses forward--looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward--looking statement due to its inherent risk and uncertainties, both general and specific.

Although we believe the assumptions on which the forward--looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the OTC Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward--looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward--looking information in the future. Therefore, this forward--looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward--looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.

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